SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  TEXOIL, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   882906 50 6
                                 (CUSIP NUMBER)

                         V&C Energy Limited Partnership
                      110 Cypress Station Drive, Suite 220
                              Houston, Texas 77090
                                 (281) 537-9920
                            Attn: Frank A. Lodzinski

                                 with a copy to:
                            Vlasic Investments L.L.C.
                                  710 Woodward
                        Bloomfield Hills, Michigan 48304
                                 (248) 642-3380
                             Attn: Michael A. Vlasic
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 12, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 4 Pages

CUSIP NO. 882906 50 6
--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
|      |
|      |   V&C ENERGY LIMITED PARTNERSHIP
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   WC
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   MICHIGAN
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |    2,290,550
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |    -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |    2,290,550
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |    -0-
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |   2,290,550
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES                                                    [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |   19.0%
|      |
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON
|      |
|      |   PN
|      |
--------------------------------------------------------------------------------

                                                               Page 2 of 4 Pages

CUSIP NO. 882906 50 6
--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
|      |
|      |   VLASIC INVESTMENTS, L.L.C.
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
0|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   WC
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   MICHIGAN
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |    28,083*
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |    -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |    28,083*
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |    2,290,550
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |   2,318,633
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES                                                    [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |   19.2%
|      |
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON
|      |
|      |   OO
|      |
--------------------------------------------------------------------------------

             * Presumes full vesting of options on January 1, 2000.

                                                               Page 3 of 4 Pages

CUSIP NO. 882906 50 6
--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
|      |
|      |   ENERGY RESOURCE ASSOCIATES, INC.
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   WC
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   TEXAS
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |    2,290,550
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |    -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |    -0-
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |    2,290,550
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |   2,290,550
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES                                                    [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |   19.0%
|      |
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON
|      |
|      |   CO
|      |
--------------------------------------------------------------------------------

                                                               Page 4 of 4 Pages

CUSIP NO. 882906 50 6
--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
|      |
|      |   FRANK A. LODZINSKI
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   WC
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   UNITED STATES OF AMERICA
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |    2,438,066
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |    -0-
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |    147,516*
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |    2,290,550
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |   2,438,066
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES                                                    [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |   20.2%
|      |
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON
|      |
|      |   IN
|      |
--------------------------------------------------------------------------------

             * Presumes full vesting of options on January 1, 2000.

ITEM 1.  SECURITY AND ISSUER.

         The securities to which this First Amendment to Schedule 13D relate are
(i) shares of Common Stock, par value $.01, and (ii) shares of Series A Convertible Preferred Stock, par value $.01 per share, of Texoil, Inc., a Nevada corporation. The address of the Company's principal office is 110 Cypress Station Dr., Suite 220, Houston, Texas 77090.

ITEM 2.     IDENTITY AND BACKGROUND.

      (a)   No change.

      (b) Part (b) is hereby deleted in its entirety and replaced with the following:

            The address of the principal office of V&C is 110 Cypress Station Drive, Suite 220, Houston, TX 77090. The address of the principal office of VI is 710 North Woodward, Bloomfield Hills, MI 48304. The address of the principal office of ERA is 110 Cypress Station Drive, Suite 220, Houston, TX 77090. The address of Frank A. Lodzinski is 18726 White Candle, Spring, TX 77388

      (c)   No Change

      (d)   No Change

      (e)   No Change

      (f)   No Change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby supplemented with the following information about Common Stock

         In June 1999, the Company's Board of Directors approved certain changes to the Company's outstanding common shares intended to result in approximately a 1-for-6 reverse stock split. The Company estimates that 6,555,126 shares are issued and outstanding at September 30, 1999, subject to certain nominal adjustments as shares are exchanged. As a result of this transaction, the amounts of shares reported herein have been adjusted to reflect the reverse stock split.

         Item 3 is hereby supplemented with the following information concerning the acquisition of Series A Preferred Stock:

         On November 10, 1999, V&C purchased from the Company 456,250 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") for cash at a purchase price of $8.00 per share, for an aggregate purchase price of $3,650,000. The total amount of Series A Preferred issued to all investors, including V&C, was 2,750,000 shares. The cash for the purchase by V&C came from the general funds and working capital of V&C.

         The Series A Preferred Stock is convertible into Common Stock on a two-for-one basis at any time at V&C's option (subject to anti-dilution adjustments), resulting in 912,500 shares of Common Stock. The Series A Preferred Stock is automatically convertible into Class B Common Stock on a two-for-one basis (subject to anti-dilution adjustments) at any time after December 31, 2002, if the Company exceeds certain net equity value targets. The Class B Common Stock is convertible into Common Stock on a one-for-one basis (subject to anti-dilution adjustments) at any time at V&C's option.

         The Company reported the Preferred Stock Purchase Agreement on Form 8-K of the Company filed October 13, 1999, as amended by Form 8-K/A filed October 22, 1999, and a copy of the Agreement, together with all of the schedules and exhibits thereto, was attached as Exhibit 7.1 to that Form 8-K, as amended, and is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented with the following information concernong the acquisition of Series A Preferred Stock:

         V&C is acquiring the Series A Preferred Stock for its own account, for investment, and not with a view to any "distribution" within the meaning of the Securities Act of 1933, as amended ("Securities Act"). V&C has no present intention to make any transfer of the Series A Preferred Stock. Depending on market conditions and other factors, including evaluation of the Company's business and prospects, availability of funds, alternative use of funds and general economic conditions and other factors, V&C may from time to time purchase additional securities of the Company or V&C may actively seek to dispose of all or a portion of its investment in the Company through sales to institutional or accredited investors in privately negotiated transactions, through sales pursuant to Rule 144 under the Securities Act, or by exercise of its rights to require the Company to register its shares of Common Stock under the Securities Act.

         V&C has the right to (but no present intention to) participate in certain plans or proposals that may relate to or result in one or more of the following:

(a) V&C may acquire additional securities of the Company, or dispose of the Company's securities, pursuant to the following provisions of the
     Agreement:

     (1) CONVERSION - V&C may convert each share of Series A Preferred Stock into two shares of Common Stock at any time at V&C's sole discretion. The Certificate of Designation Establishing Series A Convertible Preferred Stock of Texoil, Inc. ("Certificate of Designation") provides for an automatic conversion after December 31, 2002, into Class B Common Stock, on a two-for-one basis, upon reaching a "net equity value" goal of $121,500,000 and a net equity value per share of at least $10.00 (both according to formulas set forth therein). These conversion rates are subject to adjustment for anti-dilution rights and in the event of a subdivision, combination, consolidation, reorganization or reclassification of the Common Stock, as specified in the Certificate of Designation.

     (2) REGISTRATION RIGHTS - V&C is entitled to up to three demand registrations, giving V&C the right to have its securities registered with the Securities and Exchange Commission and have certain "piggy-back rights" to have its securities included in other registrations of the Company's securities.

     (3) PRE-EMPTIVE RIGHTS - V&C has a right of first refusal to purchase, on a pro rata basis, its portion of any new securities that the Company may issue.

     Notwithstanding the above, the Series A Preferred Stock was issued pursuant to an exemption, and may not be transferred unless registered or an exemption from registration applies.

(b) Under certain conditions, the Investors as a whole (V&C expressly disclaims status as a "group" with the other Investors) may have an opportunity to hold a majority of the seats and voting control of the Company's Board of Directors. The Company has amended its Articles of Incorporation to provide for a staggered board composed of Class A Directors and Class B Directors, with the Class A Directors to be elected by the record holders of Common Stock and the Class B Directors to be elected by the record holders of the Series A Preferred Stock (or the Class B Common Stock into which the preferred stock may automatically convert). The Class B Directors have three votes divided equally among the Class B Directors then holding office (subject to change upon a "Trigger Event", as defined in the Certificate of Designation attached as Exhibit A to the Agreement), while Class A Directors have six votes divided equally among the Class A Directors then holding office (subject to a "Trigger Event"). Upon a Trigger Event, this allocation of voting rights would reverse and Class A Directors would have three votes divided equally among them and Class B Directors would have six votes divided equally among them. A Trigger Event may occur no earlier than January 1, 2005. It may occur nine months after a Liquidation Notice (as defined in the Certificate of Designation) by the record holders of Series A Preferred Stock. Class B Directors may be elected by holders of a majority of the outstanding shares of Series A Preferred Stock, and V&C, with approximately 16.6% of the outstanding shares of Series A Preferred Stock, does not currently have a sufficient number of shares to control the election of Class B Directors.

(c) V&C is not aware of any plans or proposals that might relate to or result in a transfer of a material amount of assets of the Company.

(d) The Company's Articles of Incorporation have been amended to increase the maximum number of members of the Board of Directors to nine, and to classify the Board of Directors into two classes consisting of up to six Class A Directors and up to three Class B Directors. The Class A Directors will be further classified into three groups of two Directors each (subject to reduction as set forth in the Amended and Restated Articles of Incorporation ("Amended Articles"), with each group serving for three years and one group to be elected each year, beginning with the Annual Meeting of Shareholders in 2000. The voting power of the Class A Directors and the Class B Directors may change over time, as specified in subpart 4(b) above. V&C owns 20.8% of the Common Stock and 16.6% of the Series A Preferred Stock, and does not control the Company, but constitutes a significant block of stock.

(e) V&C is not aware of any plans or proposals that might relate to or result in a change to the Company's present capitalization or dividend policy.

(f) V&C is not aware of any plans or proposals that might relate to or result in a material change in the Company's business or corporate structure.

(g) The Company has amended and restated its Articles of Incorporation, as detailed in subparts 4(b) and 4(d) above. Classifying the Class A Directors into groups serving staggered terms will extend the time required to change the composition of a majority of the Class A Directors. With Class A Directors, it will take holders of Common Stock at least two annual meetings to change the composition of a majority of the Class A Directors, since only one-third of the number of directors will be elected at each meeting. Holders of Common Stock may not elect or remove Class B Directors. Class A Directors may be removed only for cause by the vote of the holders of two-thirds of the voting power of the Common Stock, and any vacancy on the existing Class A Director positions occurring during the course of the year may be filled by a majority vote of the remaining Class A Directors, whether or not a quorum. Nevada law requires a vote of two-thirds of the shares entitled to vote to remove a director. Class A Directors may not create and fill new directorships or otherwise fill vacancies, except in accordance with the Articles of Incorporation. Because of the additional time required to change the composition of the Board, classification of the Board also may make the removal of incumbent Class A Directors more difficult. V&C has representatives in Group Three (members elected to serve until the Annual Meeting of Shareholders in 2002) of the Class A Directors, in its position as a holder of Common Stock. V&C has no representatives in the Class B Directors.

     Since the classified Class A Directors, along with the existence of Class B Directors, will increase the time required for a third party to obtain control of the Company without the cooperation of the Board of Directors, it may tend to discourage certain tender offers, including perhaps some tender offers that some shareholders may feel would be in their best interest. The Board of Directors believes, however, that classification of the Board provides the Board with more time to evaluate any takeover proposal and thus enables it to better protect the interests of the Company and the remaining shareholders. The Board is not aware of any current specific effort to attempt to gain control of the Company. Although the changes to the Board structure would not impede an acquisition of the Company approved by the Board, adoption of the amendment may affect the ability of the shareholders of the Company to change the composition of the incumbent Board, to affect its policies generally and to benefit from transactions which are opposed by the incumbent Board

     Class B Directors may only be elected by the holders of a majority of the outstanding shares of Series A Preferred Stock or Class B Common Stock, and may be removed with or without cause, only by vote of the holders of two-thirds of the voting power of such Class or Series. V&C does not control enough Series A Preferred Stock to control the Class B Directors.

(h) V&C is not aware of any plans or proposals that might relate to or result in delisting any securities of the Company.

(i) V&C is not aware of any plans or proposals that might relate to or result in a class of equity securities of the Company becoming eligible for termination of registration.

(j) V&C is not aware of any actions similar to those listed in subparts 4(a) through 4(i).

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         Item 5 is hereby deleted in its entirety and replaced with the following:

         The percentages calculated in this Item 5 are based upon 6,555,126 shares of Common Stock issued and outstanding and 2,750,000 shares of Series A Preferred Stock, which is entitled to convert on a 2-for-1 basis and carries two votes per share.

      (a) Upon the effectuation of the Agreement, V&C is the beneficial owner of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,290,550 shares of Common Stock, representing approximately 19.0% of the Common Stock issued and outstanding or held in reserve.

            By virtue of the relationship between V&C and VI described in Item 2, VI may be deemed to be an indirect beneficial owner of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,290,550 shares of Common Stock.

            By virtue of the relationship between V&C and ERA described in Item 2, ERA may be deemed to be the indirect beneficial owner of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,290,550 shares of Common Stock. Mr. Lodzinski, through his stock ownership of ERA and personal holdings of 35,183 shares of Common Stock and 112,333 options on shares of Common Stock (as of January 1, 2000, when all of his options vest), may be deemed to be the beneficial owner of 1,525,566 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,438,066 shares of Common Stock.

      (b) V&C has the power to vote or direct the vote and the power to dispose of or direct the disposition of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,290,550 shares of Common Stock.

            By virtue of VI's relationship with V&C described in Item 2, VI may be deemed to indirectly share the power to dispose of or direct the disposition of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, and VI has the sole power to vote or direct the vote and the power to dispose of or direct the disposition of 28,083 such shares.

            By virtue of ERA's relationship with V&C described in Item 2, ERA has the sole power to vote or direct the vote and indirectly shares the power to dispose or direct the disposition of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,290,550 shares of Common Stock. Mr. Lodzinski, through his stock ownership of ERA and personal holdings of 35,183 shares of Common Stock and 112,333 options on shares of Common Stock (as of January 1, 2000, when all of his options vest), has the sole power to vote or direct the vote of 1,525,566 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock, with a total voting power of 2,438,066 shares of Common Stock. Mr. Lodzinski has sole dispositive power over 35,183 shares of Common Stock and 112,333 options on shares of Common Stock directly beneficially owned by him, and indirectly shares the power to dispose of or direct the disposition of 1,378,050 shares of Common Stock and 456,250 shares of Series A Preferred Stock convertible into Common Stock.

      (c) Other than the stock purchase pursuant to the Agreement, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons named in EXHIBIT A to this Schedule, has effected any transaction in shares of Common Stock or Series A Preferred Stock during the past 60 days.

      (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or Series A Preferred Stock.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      (a) Preferred Stock Purchase Agreement, together will all Schedules and Exhibits thereto, dated October 12, 1999 - incorporated herein by reference to Exhibit 7.1 of Form 8-K filed October 13, 1999, as amended by Form 8-K/A filed October 22, 1999.

      (b) Certificate of Designation Establishing Series A Convertible Preferred Stock of Texoil, Inc. -- incorporated herein by reference to Exhibit 4.1 of Form 8-K filed November 15,1999.

      (c) Amended and Restated Articles of Incorporation of Texoil, Inc. - incorporated herein by reference to Exhibit 3.1 of Form 8-K filed November 15,1999.

      (d) EXHIBIT A - Information As To Directors And Executive Officers Of The Reporting Persons - attached hereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.


                                       Date: NOVEMBER 22, 1999


                                       V&C ENERGY LIMITED PARTNERSHIP
                                       By: Energy Resource Associates, Inc.,
                                             its general partner


                                        /s/ FRANK A. LODZINSKI
                                       Frank A. Lodzinski, President



                                       VLASIC INVESTMENTS, L.L.C.


                                        /s/ MICHAEL A. VLASIC
                                       Michael A. Vlasic, Managing Director



                                       ENERGY RESOURCE ASSOCIATES, INC.


                                        /s/ FRANK A. LODZINSKI
                                       Frank A. Lodzinski, President



                                       FRANK A. LODZINSKI


                                        /s/ FRANK A. LODZINSKI
                                       Frank A. Lodzinski, Individually

                                    EXHIBIT A
   Information as to Directors and Executive Officers of the Reporting Persons


         NAME                           ADDRESS           OCCUPATION/EMPLOYMENT
        ------                         ---------          ---------------------
V&C Energy Limited Partnership
   Directors - N/A
   Executive Officers - N/A

Vlasic Investments, L.L.C.
   Directors - N/A
   Executive Officers - N/A

Energy Resource Associates, Inc.
   Director and Sole Executive
   Officer - Frank Lodzinski         110 Cypress Station Dr.       President
                                     Suite 220
                                     Houston, TX 77090



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